Consolidated Financial Statements of

CGI GROUP INC.

For the three and six months ended March 31, 2010 and 2009
(unaudited)

CGI GROUP INC.
Consolidated Statements of Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars, except share data) (unaudited)

	Three months ended March 31		Six months ended March 31
	2010	2009 (Restated Note 1a and b)	2010	2009 (Restated Note 1a and b)
	$	$	$	$

Revenue	910,441	948,319	1,823,447	1,948,691

Operating expenses
Costs of services, selling and administrative	739,330	795,886	1,489,715	1,632,963
Amortization (Note 8)	47,189	46,454	91,495	91,737
Interest on long-term debt	3,825	5,258	7,554	11,960
Interest income	(613)	(777)	(984)	(1,547)
Other (income) expenses	(127)	852	(655)	3,357
Foreign exchange (gain) loss	(41)	(1,271)	(1,162)	2,513
	789,563	846,402	1,585,963	1,740,983
Earnings from continuing operations before income taxes	120,878	101,917	237,484	207,708
Income tax expense	39,287	25,327	44,674	51,129
Earnings from continuing operations	81,591	76,590	192,810	156,579
Earnings from discontinued operations, net of income taxes	-	1,223	-	1,308
Net earnings	81,591	77,813	192,810	157,887
Attributable to:
Shareholders of CGI Group Inc.
Earnings from continuing operations	81,716	76,444	192,568	156,078
Earnings from discontinued operations	-	1,223	-	1,308
Net earnings attributable to shareholders of CGI Group Inc.	81,716	77,667	192,568	157,386
Non-controlling interest
Net (loss) earnings attributable to non-controlling interest	(125)	146	242	501
Net earnings	81,591	77,813	192,810	157,887

Basic earnings per share from continuing and discontinued operations attributable to shareholders of CGI Group Inc. (Note 6d)	0.28	0.25	0.66	0.51
Diluted earnings per share from continuing and discontinued operations attributable to shareholders of CGI Group Inc. (Note 6d)	0.28	0.25	0.64	0.50

CGI GROUP INC.
Consolidated Statements of Comprehensive Income
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2010	2009 (Restated Note 1a and b)	2010	2009 (Restated Note 1a and b)
	$	$	$	$
Net earnings	81,591	77,813	192,810	157,887
Net unrealized (losses) gains on translating financial statements of self-sustaining foreign operations (net of income taxes)	(38,288)	23,416	(63,938)	159,073
Net unrealized gains (losses) on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of income taxes)	8,737	(2,887)	11,681	(1,415)
Net unrealized gains (losses) on cash flow hedges (net of income taxes)	2,526	(5,881)	7,697	(7,710)
Other comprehensive (loss) income (Note 9)	(27,025)	14,648	(44,560)	149,948
Comprehensive income	54,566	92,461	148,250	307,835
Attributable to:
Shareholders of CGI Group Inc.	54,691	92,315	148,008	307,334
Non-controlling interest	(125)	146	242	501

Consolidated Statements of Retained Earnings
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2010	2009 (Restated Note 1a and b)	2010	2009 (Restated Note 1a and b)
	$	$	$	$
Retained earnings, beginning of period, as previously reported	1,195,796	1,003,303	1,182,237	923,721
Change in accounting policy (Note 1a)	-	(2,204)	-	(2,341)
Retained earnings, beginning of period, as restated	1,195,796	1,001,099	1,182,237	921,380
Net earnings attributable to shareholders of CGI Group Inc.	81,716	77,667	192,568	157,386
Excess of purchase price over carrying value of Class A subordinate shares acquired (Note 6a)	(88,402)	(1,157)	(185,410)	(1,157)
Change in subsidiary investment	(12)	-	(297)	-
Retained earnings, end of period	1,189,098	1,077,609	1,189,098	1,077,609

CGI GROUP INC.
Consolidated Balance Sheets
(in thousands of Canadian dollars)(unaudited)

	As at March 31, 2010	As at September 30, 2009 (Restated Note 1b)
	$	$
Assets
Current assets
Cash and cash equivalents (Note 2)	408,272	343,427
Short-term investments	10,838	-
Accounts receivable	376,320	461,291
Work in progress	265,251	249,022
Prepaid expenses and other current assets	89,756	82,237
Income taxes	4,512	2,759
Future income taxes	13,154	15,110
	1,168,103	1,153,846
Capital assets	213,433	212,418
Intangible assets (Note 4)	429,811	455,775
Other long-term assets	56,966	60,558
Future income taxes	7,949	10,173
Goodwill	1,639,855	1,674,781
Total assets before funds held for clients	3,516,117	3,567,551
Funds held for clients	356,863	332,359
	3,872,980	3,899,910

Liabilities
Current liabilities
Accounts payable and accrued liabilities	262,862	306,826
Accrued compensation	146,236	165,981
Deferred revenue	150,976	136,135
Income taxes	95,184	88,002
Future income taxes	33,181	50,250
Current portion of long-term debt	109,668	17,702
	798,107	764,896
Future income taxes	142,604	171,697
Long-term debt	274,544	265,428
Other long-term liabilities	104,683	83,934
Total liabilities before clients’ funds obligations	1,319,938	1,285,955
Clients’ funds obligations	356,863	332,359
	1,676,801	1,618,314
Shareholders’ equity
Retained earnings	1,189,098	1,182,237
Accumulated other comprehensive loss (Note 9)	(330,550)	(285,990)
	858,548	896,247
Capital stock (Note 6a)	1,253,381	1,298,270
Contributed surplus (Note 6c)	77,940	80,737
Equity attributable to shareholders of CGI Group Inc.	2,189,869	2,275,254
Equity attributable to non-controlling interest	6,310	6,342
	2,196,179	2,281,596
	3,872,980	3,899,910

CGI GROUP INC.
Consolidated Statements of Cash Flows
For the three and six months ended March 31
(in thousands of Canadian dollars) (unaudited)

	Three months ended March 31		Six months ended March 31
	2010	2009 (Restated Note 1a and b)	2010	2009 (Restated Note 1a and b)
	$	$	$	$
Operating activities
Earnings from continuing operations	81,591	76,590	192,810	156,579
Adjustments for:
Amortization (Note 8)	52,733	52,179	102,614	102,964
Future income taxes	(18,890)	160	(41,769)	10,278
Foreign exchange loss (gain)	69	(439)	(421)	2,695
Stock-based compensation costs (Note 6b)	4,655	1,639	7,896	4,250
Net change in non-cash working capital items	4,858	57,170	30,014	(9,866)
Cash provided by continuing operating activities	125,016	187,299	291,144	266,900

Investing activities
Purchase of short-term investments	(1,818)	-	(10,838)	-
Business acquisitions (net of cash acquired)	-	-	-	(190)
Proceeds from sale of assets and businesses (net of cash disposed)	-	3,340	-	4,991
Purchase of capital assets	(12,788)	(16,076)	(21,003)	(31,791)
Additions to intangible assets	(22,791)	(15,342)	(40,941)	(26,950)
Cash used in continuing investing activities	(37,397)	(28,078)	(72,782)	(53,940)

Financing activities
Use of credit facilities	107,234	-	107,234	144,694
Repayment of credit facilities	-	(107,097)	-	(157,505)
Repayment of long-term debt	(5,008)	(106,785)	(9,258)	(109,118)
Proceeds on settlement of forward contracts	-	18,318	-	18,318
Repurchase of Class A subordinate shares (net of share repurchase costs)	(124,790)	(2,401)	(275,158)	(4,218)
Issuance of shares	17,067	3,457	41,432	4,767
Change in subsidiary investment	156	-	(571)	-
Cash used in continuing financing activities	(5,341)	(194,508)	(136,321)	(103,062)
Effect of foreign exchange rate changes on cash and cash equivalents from continuing operations	(11,431)	5,699	(17,196)	26,234
Net increase (decrease) in cash and cash equivalents from continuing operations	70,847	(29,588)	64,845	136,132
Net cash and cash equivalents (used) provided by discontinued operations	-	(19)	-	161
Cash and cash equivalents, beginning of period	337,425	216,034	343,427	50,134
Cash and cash equivalents, end of period (Note 2)	408,272	186,427	408,272	186,427
Interest paid	4,358	8,497	5,664	10,385
Income taxes paid	31,422	16,151	54,982	62,508

Non-cash transactions
For the three and six months ended March 31, 2010, significant non-cash transactions which consist of capital leases and intangible assets, were entered into for a total amount of $19,032,000 and $29,299,000, respectively ($8,313,000 and $9,501,000 for three and six months ended March 31, 2009, respectively).

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies

a) Basis of presentation

The interim consolidated financial statements for the three and six months ended March 31, 2010 and 2009 are unaudited and include all adjustments that management of CGI Group Inc. (the “Company”) considers necessary for a fair presentation of the financial position, results of operations and cash flows.

The disclosures provided in these interim financial statements do not conform in all respects with the requirements of Canadian generally accepted accounting principles (“GAAP”) for annual consolidated financial statements; therefore, the interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements of the Company for the year ended September 30, 2009. These interim consolidated financial statements have been prepared using the same accounting policies and methods of their application as the annual consolidated financial statements for the year ended September 30, 2009, except for new accounting policies adopted effective October 1, 2009.

Certain comparative figures have been reclassified to conform to the current period’s presentation and have been restated upon the adoption of Section 3064, “Goodwill and Intangible Assets”. The Company adopted Section 3064 retroactively with restatement during the fiscal year 2009. As a result, the Company recorded certain expenditures related to start-up costs and labor costs as expenses, rather than recording them as intangible assets. Opening retained earnings as at October 1, 2008 have been reduced by $2,341,000, which is the amount of the adjustment relating to periods prior to fiscal year 2009. The retrospective impact on net earnings attributable to shareholders of CGI Group Inc. is an increase of $150,000 and $287,000 for the three and the six months ended March 31, 2009, respectively. The retrospective impact on basic and diluted earnings per share for the prior restated period is nominal.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies (continued)

b) Change in accounting policies

On October 1, 2009, the Company has elected to early adopt the following Handbook Sections issued by the Canadian Institute of Chartered Accountants (“CICA”) in January 2009 as it primarily converges with the International Financial Reporting Standards (“IFRS”) and U.S. GAAP:

i)
Section 1582, “Business Combinations”, which replaces Section 1581, “Business Combinations”. The Section establishes standards for the accounting for a business combination. It is similar to the corresponding provisions of IFRS 3 (Revised), “Business Combinations” and of U.S. GAAP standard, Accounting Standards Codification (“ASC”) Topic 805, “Business Combinations”. The new Section requires the acquiring entity in a business combination to recognize most of the assets acquired and liabilities assumed in the transaction at their acquisition-date fair values including non-controlling interests and contingent considerations. Subsequent changes in fair value of contingent considerations classified as liabilities are recognized in earnings. Acquisition-related costs and restructuring costs are also to be expensed as incurred rather than capitalized as a component of the business combination. Also, the previously unrecognized future tax assets related to the acquiree subsequent to the business combination are recognized in earnings rather than as a reduction of goodwill.

ii)
Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, together replace Section 1600, “Consolidated Financial Statements”. Section 1601 establishes standards for the preparation of consolidated financial statements. Section 1602 establishes standards for accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. These sections are similar to the corresponding provisions of IFRS standard, International Accounting Standards 27 (Revised), “Consolidated and Separate Financial Statements” and of U.S. GAAP standard, ASC Topic 810, “Consolidation”. Section 1602 requires the Company to report non-controlling interests as a separate component of shareholders equity rather than as a liability of the consolidated balance sheet statements. Transactions between an entity and non-controlling interests are considered as equity transactions. In addition, the attribution of net earnings and comprehensive income between the Company’s shareholders and non-controlling interests is presented separately in the consolidated statements of earnings and comprehensive income rather than reflecting non-controlling interests as a deduction of net earnings and total comprehensive income.

In accordance with the transitional provisions, these sections have been applied prospectively, except for the presentation requirements for non-controlling interest, which must be applied retrospectively. The significant effect of the adoption of these sections on the Company’s consolidated financial statements is described in Note 7. In addition, the Company’s consolidated financial statements consider the above mentioned reclassifications of non-controlling interest. The effects on future periods will depend on the nature and significance of business combinations subject to these sections.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

1.	Summary of significant accounting policies (continued)

c) Future accounting policies

In December 2009, the CICA issued Emerging Issue Committee Abstract (“EIC”) 175, “Revenue Arrangements with Multiple Deliverables”, an amendment to EIC 142, “Revenue Arrangements with Multiple Deliverables”. EIC 175 provides guidance on certain aspects of the accounting for arrangements under which the Company will perform multiple revenue-generating activities. Under the new guidance, when vendor specific objective evidence or third party evidence for deliverables in an arrangement cannot be determined, a best estimate of the selling price is required to separate deliverables and allocate arrangement consideration using the relative selling price method. EIC 175 also includes new disclosure requirements on how the application of the relative selling price method affects the timing and amount of revenue recognition. EIC 175 is effective prospectively, with retrospective adoption permitted, for revenue arrangements entered into or materially modified in fiscal years beginning on or after January 1, 2011. Early adoption is also permitted; however, early adoption during an interim period requires retrospective application from the beginning of the fiscal year. The Company is currently evaluating the impact of the adoption of this new EIC on the consolidated financial statements.

2.	Cash and cash equivalents

	As at March 31, 2010	As at September 30, 2009
	$	$
Cash	140,640	203,160
Cash equivalents	267,632	140,267
	408,272	343,427

3.	Short-term investments

Short-term investments, comprised of term deposits, have remaining maturities over three months, but not more than one year, at the date of purchase. Short-term investments are designated as held-for-trading and are carried at fair value.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

4.	Intangible assets

	As at March 31, 2010			As at September 30, 2009
	Cost	Accumulated amortization	Net book value	Cost	Accumulated amortization	Net book value
	$	$	$	$	$	$
Intangible assets
Contract costs
Incentives	242,695	183,930	58,765	247,146	185,296	61,850
Transition costs	181,623	85,863	95,760	169,087	77,138	91,949
	424,318	269,793	154,525	416,233	262,434	153,799
Other intangible assets
Internal-use software	85,914	62,355	23,559	88,128	59,033	29,095
Business solutions	278,390	167,175	111,215	284,341	160,423	123,918
Software licenses	164,932	115,364	49,568	144,861	108,127	36,734
Client relationships and other	325,345	234,401	90,944	341,188	228,959	112,229
	854,581	579,295	275,286	858,518	556,542	301,976
	1,278,899	849,088	429,811	1,274,751	818,976	455,775

All intangible assets are subject to amortization. The following table presents the aggregate amount of intangible assets subject to amortization that were acquired or internally developed during the period:

	Three months ended March 31		Six months ended March 31
	2010	2009	2010	2009
	$	$	$	$
Acquired	16,305	9,081	29,639	12,011
Internally developed	12,018	9,790	23,291	18,468
	28,323	18,871	52,930	30,479

5.	Credit facility

The Company has available a five-year unsecured revolving credit facility for an amount of $1,500,000,000 maturing in August 2012. As at March 31, 2010, an amount of $219,604,000 has been drawn upon this facility. Of this amount, US$100,000,000 was drawn on February 11, 2010 as an additional hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. subsidiaries (Note 13). Also an amount of $18,330,000 has been committed against the facility to cover various letters of credit issued for clients and other parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, stock options, contributed surplus and earnings per share

a) Capital stock

Class A subordinate shares			Class B shares		Total
	Number	Carrying value	Number	Carrying value	Number	Carrying value
			$		$	$
Balance, as at September 30, 2009	267,278,110	1,251,383	33,608,159	46,887	300,886,269	1,298,270
Repurchased and cancelled(1)	(19,981,269)	(94,081)	-	-	(19,981,269)	(94,081)
Repurchased and not cancelled(1)	-	(1,955)	-	-	-	(1,955)
Issued upon exercise of options(2)	4,684,583	51,147	-	-	4,684,583	51,147
Balance, as at March 31, 2010	251,981,424	1,206,494	33,608,159	46,887	285,589,583	1,253,381

(1)On January 27, 2010, the Company’s Board of Directors authorized the renewal of a Normal Course Issuer Bid (“NCIB”) for the purchase of up to 25,151,058 Class A subordinate shares. During the six months ended March 31, 2010, the Company repurchased 20,394,869 Class A subordinate shares for $281,446,000, under the previous and current NCIB. The excess of the purchase price over the carrying value of Class A subordinate shares repurchased, in the amount of $185,410,000, was charged to retained earnings. As at March 31, 2010, 413,600 of the repurchased Class A subordinate shares with a carrying value of $1,955,000 and a purchase value of $6,288,000 were held by the Company, and have been paid and cancelled subsequent to the quarter.

(2)The carrying value of Class A subordinate shares includes $10,693,000 which corresponds to a reduction in contributed surplus representing the value of accumulated compensation cost associated with the options exercised during the period.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, stock options, contributed surplus and earnings per share (continued)

b) Stock options

Under the Company’s stock option plan, the Board of Directors may grant, at its discretion, options to purchase Class A subordinate shares to certain employees, officers, directors and consultants of the Company and its subsidiaries. The exercise price is established by the Board of Directors and is equal to the closing price of the Class A subordinate shares on the Toronto Stock Exchange on the day preceding the date of the grant. Options generally vest one to three years from the date of grant conditionally upon achievement of objectives and must be exercised within a ten-year period, except in the event of retirement, termination of employment or death.

The following table presents information concerning all outstanding stock options granted by the Company:

Outstanding, as at September 30, 2009	28,883,835
Granted	8,344,336
Exercised	(4,684,583)
Forfeited	(3,563,825)
Expired	(991,074)
Outstanding, as at March 31, 2010	27,988,689

The following table presents the weighted average assumptions used to determine the stock-based compensation costs recorded in costs of services, selling and administrative expenses using the Black-Scholes option pricing model:

	Three months ended March 31		Six months ended March 31
	2010	2009	2010	2009
Stock-based compensation costs ($)	4,655	1,639	7,896	4,250
Dividend yield (%)	0.00	0.00	0.00	0.00
Expected volatility (%)	27.34	26.00	27.33	24.41
Risk-free interest rate (%)	2.42	2.11	2.48	3.06
Expected life (years)	5.00	5.00	5.00	5.00
Weighted average grant date fair values ($)	4.18	2.73	3.63	2.59

c) Contributed surplus

$
Balance, as at September 30, 2009	80,737
Compensation costs associated with exercised options	(10,693)
Stock-based compensation costs	7,896
Balance, as at March 31, 2010	77,940

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

6.	Capital stock, stock options, contributed surplus and earnings per share (continued)

d) Earnings per share from continuing operations

The following table sets forth the computation of basic and diluted earnings per share from continuing operations:

				Three months ended March 31
	2010			2009 (Restated Note 1a and b)
	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)
		$	$		$	$
Basic	81,716	287,330,500	0.28	76,444	308,499,935	0.25
Dilutive options (3)		7,758,939			2,912,059
Diluted	81,716	295,089,439	0.28	76,444	311,411,994	0.25

				Six months ended March 31
	2010			2009 (Restated Note 1a and b)
	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)	Earnings from continuing operations(1)	Weighted average number of shares outstanding(2)	Earnings per share from continuing operations(1)
		$	$		$	$
Basic	192,568	291,448,576	0.66	156,078	308,385,803	0.51
Dilutive options (3)		7,801,539			2,743,791
Diluted	192,568	299,250,115	0.64	156,078	311,129,594	0.50

(1)	Attributable to shareholders of CGI Group Inc.

(2)
The 20,394,869 Class A subordinate shares repurchased during the six months ended March 31, 2010 (267,400 during the six months ended March 31, 2009), were excluded from the calculation of earnings per share as of the date of repurchase.

(3)
The calculation of diluted earnings per share excluded 8,077,446 and 8,144,093 options for the three and six months ended March 31, 2010, respectively, and 6,576,942 and 6,595,942 for the three and six months ended March 31, 2009, respectively, as they were anti-dilutive.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

7.	Investments in subsidiaries

Business combination adjustments

Future income tax assets related to losses carried forward acquired in the American Management Systems, Incorporated business acquisition that were not recognized as an identifiable asset at the date of acquisition were recognized during the six months ended March 31, 2010, resulting in a corresponding decrease in income tax expense of $3,117,000. There were no business combination adjustments during the three months ended March 31, 2010. The transitional rules of the new Section 1582 require that a change in recognized acquired future income tax assets arising from past business combinations be recorded through the income tax expense. Prior to the adoption of Section 1582, the corresponding decrease would have been applied to goodwill.

8.	Amortization

	Three months ended March 31		Six months ended March 31
	2010	2009 (Restated Note 1a)	2010	2009 (Restated Note 1a)
	$	$	$	$
Amortization of capital assets	17,628	16,568	34,809	30,385
Amortization of intangible assets
Contract costs related to transition costs	6,322	5,106	11,225	9,885
Other intangible assets	23,239	24,780	45,461	51,467
	47,189	46,454	91,495	91,737
Amortization of contract costs related to incentives (presented as reduction of revenue)	5,222	5,403	10,476	10,584
Amortization of deferred financing fees (presented in interest on long-term debt)	322	322	643	643
	52,733	52,179	102,614	102,964

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

9.	Accumulated other comprehensive loss

	Balance, as at September 30, 2009	Net changes incurred during the six months	Balance, as at March 31, 2010
	$	$	$
Net unrealized losses on translating financial statements of self-sustaining foreign operations (net of accumulated income tax recovery of $12,045 as at March 31, 2010 and $10,464 as at September 30, 2009)	(359,423)	(63,938)	(423,361)
Net unrealized gains on translating long-term debt designated as hedges of net investments in self-sustaining foreign operations (net of accumulated income tax expense of $13,615 as at March 31, 2010 and $11,623 as at September 30, 2009)	61,000	11,681	72,681
Net unrealized gains on cash flow hedges (net of accumulated income tax expense of $7,846 as at March 31, 2010 and $4,422 as at September 30, 2009)	12,433	7,697	20,130
	(285,990)	(44,560)	(330,550)

For the six months ended March 31, 2010, $4,060,000 of the net unrealized gains previously recognized in other comprehensive income (net of income taxes of $1,824,000) were reclassified to net earnings for derivatives designated as cash flow hedges.

10.	Income Taxes

The Company’s effective income tax rate for the three months ended March 31, 2010 and 2009 were 32.50% and 24.85%, respectively. For the three months ended March 31, 2009, the expense contained a favourable tax adjustment of $7,300,000 mainly pertaining to a settlement related to past years tax liabilities. Without this favourable tax adjustment, the Company’s income tax rate for the three months ended March 31, 2009 would have been 32.01%.

The Company’s effective income tax rate for the six months ended March 31, 2010 and 2009 were 18.81% and 24.62%, respectively. For the six months ended March 31, 2010, the expense contained a favourable tax adjustment of $30,532,000 mainly as a result of the final determinations and expiration of limitation periods. For the six months ended March 31, 2009, the expense contained a favourable tax adjustment of $15,900,000 mainly pertaining to settlements related to past years’ tax liabilities. Without these favourable tax adjustments, the Company’s income tax rate for the six months ended March 31, 2010 and 2009 would have been 31.67% and 32.27%, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Segmented information

The Company is managed through three operating segments in addition to Corporate services, namely: Canada, U.S. & India and Europe & Asia Pacific. The segments are based on a delivery view and the results incorporate domestic activities as well as impacts from our delivery model utilizing our centers of excellence.

The following presents information on the Company’s operations based on its management structure:

As at and for the three months ended March 31, 2010	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	544,495	345,232	58,930	-	948,657
Intersegment revenue elimination	(10,833)	(21,793)	(5,590)	-	(38,216)
Revenue	533,662	323,439	53,340	-	910,441
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	95,269	45,355	(1,386)	(15,275)	123,963
Total assets	2,282,986	970,989	167,574	451,431	3,872, 980

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $31,532,000, $15,677,000, $2,514,000 and $2,688,000, respectively.

As at and for the three months ended March 31, 2009 (Restated Note 1a)	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	538,249	357,111	80,951	-	976,311
Intersegment revenue elimination	(8,795)	(13,472)	(5,725)	-	(27,992)
Revenue	529,454	343,639	75,226	-	948,319
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	67,955	43,402	6,144	(10,251)	107,250
Total assets	2,295,733	1,193,797	219,139	230,066	3,938,735

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $28,832,000, $17,616,000, $1,467,000 and $3,942,000, respectively.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

11.	Segmented information (continued)

As at and for the six months endedMarch 31, 2010	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	1,095,232	677,546	125,196	-	1,897,974
Intersegment revenue elimination	(23,004)	(41,091)	(10,432)	-	(74,527)
Revenue	1,072,228	636,455	114,764	-	1,823,447
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	185,097	86,113	12	(27,823)	243,399
Total assets	2,282,986	970,989	167,574	451,431	3,872, 980

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $61,136,000, $30,776,000, $3,861,000 and $6,198,000, respectively.

As at and for the six months ended March 31, 2009 (Restated Note 1a)	Canada	U.S. & India	Europe & Asia Pacific	Corporate	Total
	$	$	$	$	$
Segment revenue	1,129,018	711,951	160,218	-	2,001,187
Intersegment revenue elimination	(15,308)	(26,615)	(10,573)	-	(52,496)
Revenue	1,113,710	685,336	149,645	-	1,948,691
Earnings (loss) from continuing operations before interest on long-term debt, interest income, other (income) expenses, income tax expense(1)	144,617	92,189	10,442	(25,770)	221,478
Total assets	2,295,733	1,193,797	219,139	230,066	3,938,735

(1)	Amortization included in Canada, U.S. & India, Europe & Asia Pacific and Corporate is $57,850,000, $33,795,000, $2,901,000 and $7,775,000, respectively.

The accounting policies of each segment are the same as those described in the summary of significant accounting policies. Intersegment revenue is priced as if revenue was from third parties.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

12.	Contingencies and Guarantees

a) Contingencies

From time to time, the Company is involved in legal proceedings, audits, claims and litigation arising in the ordinary course of its business. Certain of these matters seek damages in significant amounts. Although the outcome of such matters is not predictable with assurance, the Company has no reason to believe that the disposition of any such current matter could reasonably be expected to have a materially adverse impact on the Company’s financial position, results of operations or the ability to carry on any of its business activities.

b) Guarantees

In connection with the sale of assets and business divestitures, the Company may be required to pay counterparties for costs and losses incurred as the result of breaches in representations and warranties, intellectual property right infringement and litigation against counterparties. While some of the agreements specify a maximum potential exposure of approximately $20,820,000 in total, others do not specify a maximum amount or limited period. It is impossible to reasonably estimate the maximum amount that may have to be paid under such guarantees. The amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. The Company does not expect to incur any potential payment in connection with these guarantees that could have a materially adverse effect on its consolidated financial statements.

In the normal course of business, the Company may provide certain clients, principally governmental entities, with bid and performance bonds. In general, the Company would only be liable for the amount of the bid bonds if the Company refuses to perform the project once the bid is awarded. The Company would also be liable for the performance bonds in the event of default in the performance of its obligations. As at March 31, 2010, the Company provided for a total of $110,239,000 of these bonds. To the best of its knowledge, the Company is in compliance with its performance obligations under all service contracts for which there is a performance or bid bond, and the ultimate liability, if any, incurred in connection with these guarantees would not have a materially adverse effect on the Company’s consolidated results of operations or financial condition.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Financial instruments and hedges

The Company uses various financial instruments to manage its exposure to fluctuations in foreign currency exchange rates. The Company does not hold or use any derivative instruments for trading purposes.

a) Hedge on net investment in self-sustaining foreign subsidiaries

Effective February 11, 2010, the Company designated a debt of US$100,000,000 as an additional hedging instrument for a portion of the Company’s net investment in self-sustaining U.S. subsidiaries.

Foreign exchange translation gains or losses on the net investment are recorded in the Consolidated Statement of Comprehensive Income. The effective portion of gains or losses on instruments hedging the net investment are also recorded in the Consolidated Statement of Comprehensive Income.

b) Cash flow hedges on future revenue

During the six months ended March 31, 2010, the Company entered into foreign currency forward contracts to hedge the variability in the foreign currency exchange rate between the U.S. dollar and the Indian rupee on future revenue for a period of 12 months. During the three months ended March 31, 2010, there were no foreign currency forward contracts entered into.

The hedges were documented as cash flow hedges and no component of the derivative instruments’ fair value is excluded from the assessment and measurement of hedge effectiveness. The forward contracts are derivative instruments, and, therefore, are recorded at fair value on the balance sheet.

The effective portion of the change in fair value of the derivative instruments is recognized in other comprehensive income and the ineffective portion, if any, in the consolidated statement of earnings. The effective portion of the change in fair value of the derivatives is reclassified out of other comprehensive income into earnings as an adjustment to revenue when the hedged revenue is recognized.

During the three and six months ended March 31, 2010, there was no ineffectiveness recorded in the consolidated statement of earnings.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

13.	Financial instruments and hedges (continued)

The following table summarizes the fair value of outstanding hedging instruments:
		As at March 31, 2010	As at September 30, 2009
Hedge on net investments in self-sustaining foreign subsidiaries	Recorded as	$	$
US$200,000 debt designated as the hedging instrument to the Company’s net investment in U.S. subsidiaries (US$100,000 as at September 30, 2009)	Long-term debt	203,120	107,220
€12,000 debt designated as the hedging instrument to the Company’s net investment in European subsidiaries (€12,000 as at September 30, 2009)	Long-term debt	16,484	18,823
Cash flow hedges on future revenue
US$161,520 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Canadian dollar (US$192,660 as at September 30, 2009)
	Other current assets Other long-term assets	5,885 22,300	8,303 16,148
US$59,880 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the U.S. dollar and the Indian rupee (US$62,940 as at September 30, 2009)	Other current assets Other long-term assets Other long-term liabilities	3,534 1,964 -	1,495 488 78
$100,830 foreign currency forward contracts to hedge the variability in the expected foreign currency exchange rate between the Canadian dollar and the Indian rupee ($110,315 as at September 30, 2009)	Accrued liabilities Other long-term liabilities	1,923 4,239	2,005 7,570
Cash flow hedges on the Senior U.S. unsecured notes
US$107,000 foreign currency forward contracts (US$107,000 as at September 30, 2009)	Other current assets Other long-term assets	103 279	- 5,736

The Company expects that approximately $12,467,000 of the accumulated net unrealized gains on all derivative financial instruments designated as cash flow hedges at March 31, 2010 will be reclassified in net income in the next 12 months.

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

14.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP

The material differences between Canadian and U.S. GAAP affecting the Company's consolidated financial statements are detailed in the table below. The Company's most recent annual financial statements describe the circumstances which gave rise to the material differences between Canadian and U.S. GAAP applicable as at September 30, 2009.

	Three months ended March 31		Six months ended March 31
	2010	2009 (Restated Note 1a and b)	2010	2009 (Restated Note 1a and b)
Reconciliation of net earnings:	$	$	$	$
Net earnings – Canadian GAAP	81,591	77,813	192,810	157,887
Adjustments for:
Stock-based compensation	203	(588)	832	(2,003)
Warrants	351	351	702	702
Other	88	78	65	471
Net earnings – U.S. GAAP	82,233	77,654	194,409	157,057
Attributable to:
Shareholders of CGI Group Inc.	82,358	77,508	194,167	156,556
Non-controlling interest	(125)	146	242	501
Basic earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	0.29	0.25	0.67	0.51
Diluted earnings per share attributable to shareholders of CGI Group Inc. – U.S. GAAP	0.28	0.25	0.65	0.50
Net earnings – U.S. GAAP	82,233	77,654	194,409	157,057
Other comprehensive (loss) income	(27,025)	14,648	(44,560)	149,948
Comprehensive income – U.S. GAAP	55,208	92,302	149,849	307,005
Attributable to:
Shareholders of CGI Group Inc.	55,333	92,156	149,607	306,504
Non-controlling interest	(125)	146	242	501

	As at March 31, 2010	As at September 30, 2009 (Restated Note 1)
	$	$
Reconciliation of shareholders’ equity:
Attributable to shareholders of CGI Group Inc.
Shareholders’ equity – Canadian GAAP	2,189,869	2,275,254
Adjustments for:
Stock-based compensation	58,411	58,411
Warrants	(7,286)	(7,988)
Reversal of income tax provision	(7,969)	(7,969)
Unearned compensation	(3,694)	(3,694)
Integration costs	(6,606)	(6,606)
Goodwill	28,078	28,078
Income taxes and adjustment for change in accounting policy	9,715	9,715
Other	(3,200)	(3,265)
Shareholders’ equity of CGI Group Inc. – U.S. GAAP	2,257,318	2,341,936
Attributable to non-controlling interest
Shareholders’ equity of non-controlling interest – Canadian and U.S. GAAP	6,310	6,342

CGI GROUP INC.
Notes to the Consolidated Financial Statements
For the three and six months ended March 31, 2010 and 2009
(tabular amounts only are in thousands of Canadian dollars, except share data) (unaudited)

14.	Reconciliation of results reported in accordance with Canadian GAAP to U.S. GAAP (continued)

Recent accounting changes

In December 2007, the Financial Accounting Standard Board (“FASB”) issued ASC Topic 805, “Business Combinations,” which became effective for the Company as of October 1, 2009 via prospective application to business combinations. This standard is similar to the corresponding provisions of CICA Section 1582, “Business Combinations”, (refer to Note 1b). As a result of the adoption of ASC Topic 805, tax adjustments for a total amount of $25,455,000 related to the final determinations and expiration of limitation periods were recognized during the six months ended March 31, 2010 as a reduction of the income tax expense rather than applied to goodwill. There were no tax adjustments during the three months ended March 31, 2010. This new accounting treatment is consistent with CICA Section 1582. Consequently, there is no GAAP difference in the three and six months ended March 31, 2010 with respect to these items.

In December 2007, the FASB issued ASC Topic 810, “Consolidation”, which became effective for the Company as of October 1, 2009 via retrospective application. This standard is similar to the corresponding provisions of CICA  Section 1601 “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, (refer to Note 1b). The Company adopted ASC Topic 810 without significant effect on the Company’s consolidated financial statements.

The effects on future periods will depend on the nature and significance of business combinations subject to these standards.